Grupo Financiero | Galicia


FOR IMMEDIATE RELEASE


For more information contact:

Peter Richards
Managing Director
Telefax: (5411) 4343-7528
prichards@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com



           GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
                     ITS SECOND QUARTER ENDED JUNE 30, 2002
           ------------------------------------------------------------


   >> (Buenos Aires, Argentina, November 20, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia") ( Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAEC) today announced its consolidated financial results for the second quarter of fiscal year 2002, ended June 30, 2002.


Net loss for the quarter ended June 30, 2002




   >> Net loss for the second quarter ended June 30, 2002, was Ps. 61.0 million. This represents earnings per share for the period of Ps. 0.056, equivalent to Ps. 0.560 per ADS, taking into account the total number of shares outstanding as of June 2002. These results were mainly generated by those of Banco Galicia which has continued to be the main source of the company's results.

   >> Through its Communique "A" 3800, the Argentine Central Bank allowed financial institutions to anticipate the absorption of the losses recorded during the present year, with and up to the balances of the shareholders' equity accounts "Retained Earnings" and "Unrealized Valuation Difference", with the approval of the Board of Directors and subject to the final resolution of the annual shareholders' meeting in this respect. Grupo Financiero Galicia, making use of this option, absorbed losses for Ps. 1,185,25 million with the balance of the "Unrealized Valuation Difference".

   >> Grupo Galicia's financial statements for and as of June 30, 2002, have been restated for inflation by using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC), in accordance with Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No.415/02 from the National Securities Commission. In order to facilitate comparison, prior periods' amounts shown in the tables and exhibits were restated in constant pesos of June 30, 2002, by using the Wholesale Price Index
         (IPIM).

                                                     Grupo Financiero | Galicia


   >> Tables below show results per share information, based on Grupo Galicia's financial statements.

                                                In constant Pesos of June 30, 2002
-------------------------------------------------------------------------------------------------
                                         FY 2002         FY 2001           six months ended at
                                        -------------------------       -------------------------
Earnings per Share
                                         06/30/02        06/30/01       06/30/02        06/30/01
-------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)     1,092,407       1,092,407       1,092,407       1,092,407
  Book Value per Share                      1.926           2.488           1.926           2.488
  Book Value per ADS (*)                   19.260          24.880          19.260          24.880
  Earnings per Share (1)                   (0.056)          0.086          (0.602)          0.176
  Earnings per ADS (*)                     (0.560)          0.860          (6.020)          1.760

--------------------------------------------------------------------------------------------------

Prior quarters figures were adjusted by using an index of 1.9605

(1) Earnings per share and per ADS taking into account Central Bank's Communiques "A" 3703 and "A" 3800 for the second quarter and six months ended June 30, 2002, amounted to 1.029 and (0.602) respectively
(*)  1 ADS = 10 ordinary shares



   >> Grupo Galicia's second quarter net income represents an annualized return of (2.16%) on average assets and (12.10%) on average shareholders' equity.

-------------------------------------------------------------------------------------------------
                                         FY 2002         FY 2001           six months ended at
                                        -------------------------       -------------------------
Profitability
                                         06/30/02        06/30/01       06/30/02        06/30/01
-------------------------------------------------------------------------------------------------
Return on Average Assets (*) (1)         (2.16)         1.39             (7.11)          1.40
Return on Average Shareholders'
   Equity (*) (2)                       (12.10)        14.01            (52.22)         14.49
-------------------------------------------------------------------------------------------------

(*)  Annualized.

(1) According to Central Bank's Communiques "A" 3703 and "A" 3800, Return on Average Assets for the second quarter, 2002, and six months ended June 2002 were 17.15% and (7.11)% respectively

(2) According to Central Bank's Communiques "A" 3703 and "A" 3800, Return on Average Shareholders' Equity for the second quarter, 2002, and six months ended June 2002 were 223.06% and (52.22)% respectively



   >> Table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's information by subsidiary. The "Profit (loss) from Sudamericana Holding" line includes the company's results as of March 2002 and the company's goodwill amortization. The "Profit (loss) from Galicia Warrants" line includes the company's results as of April 2002 and the company's goodwill amortization The
         "Other Income GFG" line includes financial results, and losses due to inflation exposure.

                                                     Grupo Financiero | Galicia

                                   In millions of June 30, 2002 constant pesos
-----------------------------------------------------------------------------------------------------------
Net income by Business                                  FY 2002                    Six months ended at
                                                      -----------------------------------------------------

                                                         2nd Q        1st Q        06/30/2002   06/30/2001
-----------------------------------------------------------------------------------------------------------
Income from stake in Banco Galicia (93.58%)             (98.34)     (1,774.70)     (1,873.04)     195.41
Profit (loss) from "Net Investment" (87.5%)              (3.73)         (0.35)         (4.08)      (1.46)
Profit (loss) from "Sudamericana Holding" (87.5%)        (1.23)          2.86           1.63       (2.75)
Profit (loss) from "Galicia Warrants" (87.5%)            (0.67)         (0.14)         (0.81)          -
Other Income GFG                                         43.56          (9.79)         33.77        0.99
Income tax                                               (0.56)             -          (0.56)          -
Net income for the period                               (60.97)     (1,782.12)     (1,843.09)     192.19
-----------------------------------------------------------------------------------------------------------
Absorption "AD-REFERENDUM" of the Shareholders'
 Meeting (Com "A" 3800-BCRA)                          1,185.25                      1,185.25
Net Income after the absorption                       1,124.28                       (657.84)
-----------------------------------------------------------------------------------------------------------


Recent developments


   >> The delay in the presentation of June results is explained by the modifications that our controlled company, Banco Galicia, had to do on its balance sheet and P&L according to Argentina's Central Bank regulations. This was a consequence of all the issues that affected the financial sector. Therefore, the Central Bank postponed the presentation for all banks, as an exception, in order to comply with those regulations.

   >> On April 24, 2002, the Argentine National Congress introduced changes in the tax on personal property (law 23.966). In this respect, it established that Class B shares' and ADSs' holders (individuals domiciled or located in Argentina or abroad, or foreign societies) as of December 31 of each year, will be subject to the tax which will be paid off directly by the companies. The amount of the tax will be 0.5% of the year-end shareholders' equity value of each Class B share or ADS. The liquidating date of the tax for Grupo Financiero Galicia, representing its shareholders, will be in May, 2003 based on the shareholders' equity valuation as of December 31 2002.



CONFERENCE CALL

On Thursday, November 21 at 10.00 A.M. Eastern Standard Time (12.00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is : (719) 457 2637

If you are unable to participate in the call, a replay will be available from Friday, November 22 at 2:00 PM Eastern Standard Time until Saturday, November 23 at 12:00 PM Eastern Standard Time, dialing (719) 457 0820, passcode: 657712.

                                                     Grupo Financiero | Galicia

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)
First quarter, 2002, figures were adjusted by using an index of 1.45675 while prior quarters figures were adjusted by using an index of 1.9605

--------------------------------------------------------------------------------------------------------
                                                06/30/02   03/31/02    12/31/01    09/30/01   06/30/01
--------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                           509.7       400.6     1,014.2     2,018.1     2,919.8

GOVERNMENT AND CORPORATE SECURITIES             2,038.2       466.2       254.7     1,625.1     1,844.2

LOANS                                           9,719.3    14,607.0    17,890.2    17,000.7    18,313.5

OTHER RECEIVABLES RESULTING FROM
 FINANCIAL BROKERAGE                           10,775.5     9,950.4     3,410.5     4,176.1     5,409.3

EQUITY IN OTHER COMPANIES                          81.0        81.7       133.1       145.1       188.3

BANK PREMISES AND EQUIPMENT,
 MISCELLANEOUS AND INTANGIBLE
 ASSETS                                         1,080.5     1,126.5     1,205.7     1,062.6     1,039.4

OTHER ASSETS                                      421.9       533.1       895.3       809.8       502.4

TOTAL ASSETS                                   24,626.1    27,165.5    24,803.7    26,837.5    30,216.9


DEPOSITS                                        5,338.8     7,848.2    12,013.9    16,670.7    18,106.1
- Non-Financial Government Sector                   4.8         7.7        22.5       239.6        29.0
- Financial Sector                                  1.3         4.1        34.5         7.8         7.0
- Non-Financial Private Sector
   and Residents Abroad                         5,332.7     7,836.4    11,956.9    16,423.3    18,070.1
  - Current Accounts                              733.1     2,307.8     1,659.0     2,026.4     2,120.8
  - Savings Accounts                              431.5       905.5     2,883.3     1,737.2     2,046.0
  - Time Deposits                               1,634.9       478.8     6,171.9    11,537.0    12,673.7
  - Investment Accounts                             0.0         0.0       158.0       487.6       618.0
  - Other                                       2,052.1     3,948.8       967.5       451.8       446.9
  - Accrued interest and quotation
     differences payable                          481.1       195.5       117.2       183.3       164.7


OTHER BANKS AND INTERNATIONAL ENTITIES          3,997.7     4,705.2     1,787.8     1,790.9     2,319.4

NEGOTIABLE OBLIGATIONS                          1,714.9     2,112.3     1,645.3     1,823.7     2,014.2

OTHER LIABILITIES                              11,374.1    10,163.8     6,364.7     3,532.2     4,818.4

MINORITY INTERESTS                                 97.1       164.1       230.6       233.5       240.6

TOTAL LIABILITIES                              22,522.6    24,993.6    22,042.3    24,051.0    27,498.7

SHAREHOLDERS' EQUITY                            2,103.5     2,171.9     2,761.4     2,786.5     2,718.2

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                       18.97        9.68       (0.84)      (0.76)       0.00
Wholesale Price Index (%) (**)                    45.68       34.28       (3.09)      (1.24)      (0.57)
C.E.R. (%) (**)                                   19.22        4.81        0.00        0.00        0.00
Exchange Rate ($/US$) (***)                         3.8         3.0         1.0         1.0         1.0

(*)     Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art. 33-Law 19550)
(**)    Variation within the quarter
(***)   Last working day of the quarter


                                                     Grupo Financiero | Galicia

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

First quarter, 2002, figures were adjusted by using an index of 1.45675 while prior quarters figures were adjusted by usi8ng an index of 1.9605


--------------------------------------------------------------------------------------------------------
Quarter ended:                                  06/30/02    03/31/02    12/31/01    09/30/01    06/30/01
--------------------------------------------------------------------------------------------------------

FINANCIAL INCOME                                2,510.1       977.8       615.8       942.4       818.2
- Interest on Cash and Due from Banks               0.1         0.4         3.9        11.6        22.7
- Interest on Loans to the Financial Sector        15.6         5.1        17.6        29.4        20.8
- Interest on Overdrafts                           51.7        26.5        65.5        57.2        53.5
- Interest on Notes                                12.5        48.8       249.2       403.3       305.2
- Interest on Mortgage Loans                       16.1        53.0       108.0        96.3        93.3
- Interest on Pledge Loans                         11.1         9.8        21.0        20.6        18.2
- Interest on Credit Card loans                    24.9        72.1        95.5        80.4        76.3
- Interest on Other Loans                          20.4        45.5        80.4        77.0        86.5
- On Other Receivables Resulting from
   Financial Brokerage                             73.6        23.3        22.0        33.3        22.3
- Net Income from Government and
   Corporate Securities                           204.2       150.2      (123.7)      104.7        85.3
- Net Income from Guaranteed Loans-
   Decree 1387/01                                  88.4       106.3        63.5         0.0         0.0
- Adjustment by application of
   adjusting index                              1,398.5       414.9         0.0         0.0         0.0
- Other                                           593.0        21.9        12.9        28.6        34.1

FINANCIAL EXPENSES                                917.9     1,555.3       523.1       497.6       434.2
- Interest on Demand Accounts
   Deposits                                         3.4         1.3        19.4        19.6         7.8
- Interest on Saving Accounts Deposits             (0.3)        2.5         5.6         5.9         9.6
- Interest on Time Deposits                        38.1        66.0       339.3       312.7       270.2
- Interest on Loans from Financial Sector           0.4        17.2         6.7         3.5         1.2
- For other Liabilities resulting from
   Financial Brokerage                            113.6       169.0        91.8        87.8        93.5
- Other interest                                  538.4       108.5        16.3        31.0        16.9
- Net income/(loss) on options                      0.0         0.0         0.2         0.2         0.4
- Adjustment by application of adjusting index    844.6       254.3         0.0         0.0         0.0
- Other                                          (620.3)      936.5        43.8        36.9        34.6

GROSS BROKERAGE MARGIN                          1,592.2      (577.5)       92.7       444.8       384.0

PROVISIONS FOR LOAN LOSSES                        771.4       172.3       353.7       260.9       153.1

INCOME FROM SERVICES, NET                          49.5       139.7       218.0       197.8       235.7

MONETARY LOSS FROM FINANCIAL INTERMEDIATION      (563.9)     (394.8)        0.0         0.0         0.0

ADMINISTRATIVE EXPENSES                           169.3       231.9       329.3       295.3       306.0
- Personnel Expenses                               77.7       114.9       159.4       151.5       158.8
- Directors' and Syndics' Fees                      0.4         1.6        (2.2)        8.4        13.3
- Other Fees                                        4.6         5.5        10.2         6.1         2.9
- Advertising and Publicity                         2.5         4.1        14.3        10.2        12.4
- Taxes                                             9.8        14.3        29.6        15.3        19.6
- Other Operating Expenses                         63.5        76.9        94.9        81.2        78.2
- Other                                            10.8        14.6        23.1        22.6        20.8

MONETARY GAIN FROM OPERATING EXPENSES               7.7         9.6         0.0         0.0         0.0

MINORITY INTEREST                                  71.8       242.5         4.5        (6.5)       (8.6)

INCOME FROM EQUITY INVESTMENTS                    487.6      (549.3)       13.1        (5.5)       14.9

NET OTHER INCOME                                 (621.3)      (90.5)      337.4         7.4        (4.9)

MONETARY GAIN (LOSS) ON OTHER
 TRANSACTIONS                                    (118.9)     (147.4)        0.0         0.0         0.0

INCOME TAX                                         25.0        10.2         7.8        13.3        68.3

NET INCOME BEFORE THE ABSORPTION                  (61.0)    (1,782.1)     (25.1)       68.5        93.7

ABSORPTION "AD-REFERENDUM"
OF THE SHAREHOLDERS' MEETING (**)               1,185.3          0.0        0.0         0.0         0.0

NET INCOME AFTER THE ABSORPTION                 1,124.3     (1,782.1)     (25.1)       68.5        93.7


(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).

(**) Central Bank's Communique "A" 3800


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